Exhibit 99.1

Aeterna Zentaris Reports fIRST quarter 2020 financial and operating results

– First quarter marked by positive results from AEZS-130-P01 (“Study P01”), of macimorelin, providing clinical framework to advance pediatric investigation plan (“PIP”) for macimorelin as a growth hormone deficiency diagnostic –

– Planned safety and efficacy study AEZS-130-P02 (“Study P02”) of macimorelin expected to commence in Q4 2020 –

– Advancing ongoing business development discussions to secure a commercialization partner for macimorelin in Europe and other key global markets –

CHARLESTON, S.C., May 6, 2020 — Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests, today reported its financial and operating results for the three months ended March 31, 2020.

The Company also provided an update on its clinical program to develop macimorelin for the diagnosis of child-onset growth hormone deficiency (“CGHD”), an area of significant unmet need, and its plans to expand macimorelin for the diagnosis of adult growth hormone deficiency (“AGHD”) in Europe.

Dr. Klaus Paulini, Chief Executive Officer of Aeterna commented, “Over the course of the first quarter, we made significant progress on clinical and corporate fronts. We successfully executed Study P01 in our clinical program to develop macimorelin for the diagnosis of CGHD, an area of significant unmet need. We are encouraged by the final results from the study, which demonstrated positive safety and tolerability data for use of macimorelin in CGHD. With these positive Study P01 results, we have the necessary data to lay the foundation for our test validation, Study P02, which we expect to commence later this year. Additionally, we were pleased to have received the decision from the EMA to accept a modification to our agreed pediatric investigation plan for macimorelin, ultimately supporting the development of one globally harmonized study protocol for Study P02, which will be accepted both in Europe and the United States of America.”

Dr Paulini concluded, “In tandem, we have continued to work alongside our U.S. and Canadian commercialization partner, Novo Nordisk, to raise awareness and position Macrilen™ (macimorelin) for the diagnosis of AGHD. We remain focused on advancing our business development efforts to secure a marketing partner for macimorelin for the diagnosis of AGHD in Europe and other key markets. We are pleased with the progress we have made over the first quarter and believe that 2020 holds significant potential for the advancement of macimorelin.”

Recent Highlights

●	Announced the decision of the European Medicines Agency (“EMA”) to accept a modification request by Aeterna of the Company’s PIP for macimorelin as originally approved in March 2017 which covered the conduct of two pediatric studies and defined relevant key elements in the outline of these studies;
●	Announced the positive results for the dose-finding pediatric study, Study P01, of macimorelin as a growth hormone stimulation test for the evaluation of CGHD; and
●	Closed a $4.5 million registered direct offering priced at-the-market (the “February 2020 Financing”).

Macimorelin Clinical Program Update

The Company’s lead product, macimorelin, is the only United States Food and Drug Administration (“FDA”) approved oral drug indicated for the diagnosis of AGHD and is currently marketed in the United States (“U.S.”) under the tradename Macrilen™, by Novo Nordisk. Aeterna is currently developing macimorelin for the diagnosis of CGHD, an area of significant unmet need, in collaboration with Novo Nordisk.

The Company recently announced positive results for the first pediatric study of macimorelin as a growth hormone stimulation test for the evaluation of CGHD. The dose-finding results from Study P01 provides the clinical framework to advance the Company’s pediatric investigation plan for macimorelin as a growth hormone deficiency diagnostic. The completed study included 24 subjects aged 4 to 15 years. In the subjects who completed the study in accordance with the protocol, macimorelin demonstrated an excellent safety and tolerability profile. There were 88 adverse events (“AE”) reported in 23 subjects, none of which were assessed by the investigator as related to macimorelin. The majority of AEs (approximately 70%) were expected side effects related to the hypoglycemia introduced by the Insulin Tolerance Test. No significant changes in electrocardiogram parameters and safety laboratory values were noted in any of the three dosing cohorts.

The pharmacokinetic and pharmacodynamic profile of macimorelin proved to be in the expected range and in general comparable to data in adults.

For more information about Study P01, please visit EU Clinical Trials Register and reference EudraCT #2018-001988-23.

Upcoming Anticipated Program Milestones

●	Commence CGHD safety and efficacy study, Study P02 (multi-national, including U.S.); and
●	Advance business development efforts to secure a marketing partner for macimorelin for the diagnosis of AGHD in Europe and other key markets.

The Company is closely monitoring the evolving situation with coronavirus, or COVID-19, and is following guidance from health authorities. COVID-19 is affecting the global community and is adversely affecting our business operations, in a manner which at this time cannot be fully determined or quantified. The situation with COVID-19 is rapidly evolving and the impact of COVID-19, including travel and business restrictions, and other impediments to undertaking clinical studies, may significantly affect the Company’s business, operations, results, projected timelines and market price for Aeterna’s common shares. Aeterna has developed protocols and procedures should they be required to deal with any potential epidemics and pandemics and has implemented these protocols and procedures to address the current COVID-19 pandemic. Despite appropriate steps being taken to mitigate such risks, there can be no assurance that existing policies and procedures will ensure that the Company’s operations will not be further adversely affected. For more information, please see the Risk Factor entitled, “The economic effects of a pandemic, epidemic or outbreak of an infectious disease could adversely affect our operations or the market price of our Common Shares,” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.

Summary of First Quarter 2020 Financial Results

All amounts are in U.S. dollars

For the three-month period ended March 31, 2020, the Company reported a consolidated net income of $0.8 million, or $0.04 income per common share (basic), as compared with a consolidated net loss of $4.9 million, or $0.30 loss per common share (basic) for the three-month period ended March 31, 2019. The $5.7 million improvement in net results is primarily from a gain in fair value of warrant liability of $4.5 million and increase in revenues of $1.1 million.

Revenues

●	The Company reported total revenue for the three-month period ended March 31, 2020 of $1.1 million as compared with $0.04 million for the same period in 2019, representing an increase of $1.06 million. The 2020 revenue was comprised of $0.01 million in royalty revenue (2019 - $0.01 million), $1.0 million in product sales of Macrilen™ (macimorelin) to Novo Nordisk (2019 - $nil), $0.04 million in supply chain revenue (2019 - $0.01 million) and $0.02 million in licensing revenue (2019 – $0.02 million). The product sales in 2020 represented sales of Macrilen™ (macimorelin) to Novo Nordisk.

Operating Expenses

●	The Company reported total operating expenses for the three-month period ended March 31, 2020 of $2.4 million as compared with $3.0 million for the same period in 2019, representing a decrease of $0.6 million. This decrease arises primarily from a $0.5 million decline in general and administrative, a $0.2 million decline in research and development costs, a $0.2 million gain on modification of building lease, $0.3 million impact from impairment in right of use assets, $0.2 million impact in impairment of prepaid asset, and a $0.1 million decline in selling expenses, offset by a $0.9 million increase in cost of sales. The impact of the Company’s June 2019 restructuring in its German subsidiary, namely for payroll and share-based compensation costs, is a key influence in the declines in general and administrative expenses, selling and research and development expenses.

●	The further impact on the decline in research and development costs is attributed to the different phases of activity of Study P01. In the first quarter of 2019, study activities included study start with document development, medication manufacturing, study feasibility testing at different sites and clinical trial applications in Hungary, Poland, Belarus, Russia, Ukraine and Serbia, while in 2020, all sites had completed their enrollment and clinical activities.

Net Finance Income

●	The Company reported net finance income for the three-month period ended March 31, 2020 of $2.1 million as compared with net finance costs of $2.0 million for the same period in 2019, representing an increase of $4.1 million. This is primarily due to a $4.5 million change in fair value of warrant liability offset by increased finance costs of $0.3 million from the February 2020 Financing and $0.1 million from changes in currency exchange rates. Such a non-cash change in fair value of warrant liability results from the periodic “mark-to-market” revaluation, which occurs through the application of the Company’s pricing model, of Aeterna’s outstanding share purchase warrants.

Consolidated Financial Statements and Management’s Discussion and Analysis

For reference, the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the first quarter of 2020, as well as the Company’s audited consolidated financial statements as of March 31, 2020, will be available at www.zentaris.com in the Investors section or at the Company’s profile at www.sedar.com and www.sec.gov.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). Macrilen™ is currently marketed in the United States through a license agreement with Novo Nordisk and Aeterna Zentaris receives double-digit royalties on sales. Aeterna Zentaris owns all rights to macimorelin outside of the U.S. and Canada.

Aeterna Zentaris is also leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of child-onset growth hormone deficiency (CGHD), an area of significant unmet need.

The Company is actively pursuing business development opportunities for the commercialization of macimorelin in Europe and the rest of the world, in addition to other non-strategic assets to monetize their value. For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Condensed Consolidated Statements of Comprehensive Income (Loss)

	(in thousands of US dollars, except share and per share data)

	Three months ended March 31,
(Unaudited)	2020	2019
	$	$
Revenues
Royalty income	14	13
Product sales	1,016	—
Supply chain	41	6
Licensing revenue	19	18
Total revenues	1,090	37
Operating expenses
Cost of sales	862	—
Research and development costs	319	528
General and administrative expenses	1,124	1,637
Selling expenses	248	304
Impairment of right of use asset	—	337
Modification of building lease	(185)	—
Impairment of prepaid asset	—	169
Total operating expenses	2,368	2,975
Loss from operations	(1,278)	(2,938)
(Loss) gain due to changes in foreign currency exchange rates	(104)	64
Change in fair value of warrant liability	2,470	(2,061)
Other finance (costs) income	(309)	24
Net finance income (costs)	2,057	(1,973)

Net income (loss)	779	(4,911)
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	210	84
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans	1,388	(735)
Comprehensive income (loss)	2,377	(5,562)
Net income (loss) per share [basic]	0.04	(0.30)
Net income (loss) per share [diluted]	0.04	(0.30)
Weighted average number of shares outstanding:
Basic	21,523,416	16,440,760
Diluted	21,860,416	16,440,760

Condensed Consolidated Interim Statements of Financial Position

(in thousands)	As at March 31, 2020 (Unaudited)	As at December 31, 2019
	$	$
Cash and cash equivalents	9,182	7,838
Trade and other receivables and other current assets	1,498	1,869
Inventory	367	1,203
Restricted cash equivalents	358	364
Property, plant and equipment	31	35
Right of use assets	288	582
Other non-current assets	7,917	8,090
Total assets	19,641	19,981
Payables and accrued liabilities and income taxes payable	2,293	3,596
Current portion of provision for restructuring and other costs	96	418
Current portion of deferred revenues	585	991
Lease liabilities	360	903
Warrant liability	2,110	2,255
Non-financial non-current liabilities (1)	12,510	14,281
Total liabilities	17,954	22,444
Shareholders’ equity (deficiency)	1,687	(2,463)
Total liabilities and shareholders’ equity (deficiency)	19,641	19,981

(1) Comprised mainly of employee future benefits, provisions for restructuring and other costs and non-current portion of deferred revenues.

Forward-Looking Statements

This press release contains forward-looking statements (as defined by applicable securities legislation) made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements include those relating to the intended use of proceeds and may include, but are not limited to statements preceded by, followed by, or that include the words “will,” “expects,” “believes,” “intends,” “would,” “could,” “may,” “anticipates,” and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this press release and in our Annual Report on Form 20-F, under the caption “Key Information - Risk Factors” filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, our ability to raise capital and obtain financing to continue our currently planned operations, our ability to continue to list our Common Shares on the NASDAQ, our ability to continue as a going concern is dependent, in part, on our ability to transfer cash from Aeterna Zentaris GmbH to Aeterna Zentaris and the U.S. subsidiary and secure additional financing, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including our heavy reliance on the success of the License Agreement with Novo, the global instability due to the global pandemic of COVID-19, and its unknown potential effect on our planned operations, including studies, our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, our reliance on third parties for the manufacturing and commercialization of Macrilen™ (macimorelin), potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, uncertainties related to the regulatory process, unforeseen global instability, including the instability due to the global pandemic of the novel coronavirus, our ability to efficiently commercialize or out-license Macrilen™ (macimorelin), our reliance on the success of the pediatric clinical trial in the European Union (“E.U.”) and U.S. for Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our product, our ability to successfully negotiate pricing and reimbursement in key markets in the E.U. for Macrilen™ (macimorelin), any evaluation of potential strategic alternatives to maximize potential future growth and shareholder value may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, and the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Investor Contact:

Jenene Thomas
JTC Team
T (US): +1 (833) 475-8247
E: aezs@jtcir.com